SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28991; File No. 812-13638]

FaithShares Trust, et al.; Notice of Application

November 5, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act; and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act; and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Applicants: FaithShares Trust ("Trust"), FaithShares Advisors, LLC ("Advisor") and SEI Investments Distribution Company.

Summary of Application: Applicants request an order that would permit: (a) series of an open-end management investment company to issue shares ("Fund Shares") that can be redeemed only in large aggregations ("Creation Unit Aggregations"); (b) secondary market transactions in Fund Shares to occur at negotiated prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Fund Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Unit Aggregations; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Fund Shares.

Filing Dates: The application was filed on March 4, 2009, and amended on April 21, 2009, October 23, 2009, and November 4, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on November 30, 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: FaithShares Trust and FaithShares Advisors, LLC, c/o Mr. J. Garrett Stevens, 3555 Northwest 58th Street, Suite 410, Oklahoma City, OK 73112 and SEI Investments Distribution Company, c/o John Munch, Esq., 1 Freedom Valley Drive, Oaks, PA, 19456.

For Further Information Contact: Jean E. Minarick, Senior Counsel at (202) 551-6811 or Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is registered as an open-end management investment company under the Act and is organized as a Delaware statutory trust. The Trust will initially offer Fund Shares of five series ("Initial Funds"), each of which will track a specified equity securities index

("Underlying Index").[1] Applicants may offer additional series of the Trust (together with any other future registered open-end investment company and its series advised by the Advisor or an entity controlling, controlled by, or under common control with the Advisor, the "Future Funds," and the Future Funds together with the Initial Funds, the "Funds").[2]

2. The Advisor, an Oklahoma limited liability company, or an entity controlling, controlled by or under common control with the Advisor will be the investment adviser to the Funds. The Advisor is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Advisor may enter into sub-advisory agreements with one or more additional investment advisers to act as sub-advisors to one or more Funds ("Sub-Advisors"). Any Sub-Advisor will be registered under the Advisers Act. SEI Investments Distribution Company, a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act"), will act as the principal underwriter and distributor for the Creation Unit Aggregations of Fund Shares (each such broker-dealer, a "Distributor"). Applicants request that the requested order also apply to any other Distributor to the Funds in the future that complies with the terms and conditions of the application.

3. The Funds will seek investment results that correspond, before fees and expenses, generally to the price and yield performance of a specified Underlying Index.[3] The Initial Funds' Underlying Indexes are comprised of domestic equity securities (securities which are

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[1] The Initial Funds are: FaithShares Baptist Values Fund, FaithShares Catholic Values Fund, FaithShares Christian Values Fund, FaithShares Lutheran Values Fund and FaithShares Methodist Values Fund.

[2] All existing entities that currently intend to rely on the requested order have been named as applicants. Any other existing or future entity that relies on the order in the future will comply with the terms and conditions of the application.

[3] The Underlying Indexes for the Initial Funds are the: FaithShares Baptist Values Index, FaithShares Catholic Values Index, FaithShares Christian Values Index, FaithShares Lutheran Values Index and FaithShares Methodist Values Index.

issued by U.S. issuers and non-U.S. issuers meeting the requirements for trading in U.S.

markets). A Future Fund's Underlying Index may be based on domestic equity securities or

foreign equity securities (securities traded on a non-U.S. securities market) (such Future Fund, a

"Foreign Fund"). Any entity that creates, compiles, sponsors or maintains an Underlying Index

("Index Provider") will not be an affiliated person, as defined in section 2(a)(3) of the Act, or an

affiliated person of an affiliated person, of the Trust or a Fund, the Advisor, any promoter of the

Funds, Sub-Advisor or Distributor.[4]

      4.   The investment objective of each Fund will be to seek to track the performance,

before fees and expenses, of its Underlying Index.[5] Intra-day values of each Underlying Index

will be disseminated every 15 seconds throughout the trading day except for the values of

Underlying Indices based on foreign equity securities which will be disseminated every 60

seconds throughout the trading day. A Fund will utilize either a replication or representative

sampling strategy which will be disclosed with regard to each Fund in its prospectus

("Prospectus").[6] A Fund using a replication strategy will invest in the Component Securities in

its Underlying Index in approximately the same proportions as in the Underlying Index. In

certain circumstances, such as when there are practical difficulties or substantial costs involved

in holding every security in an Underlying Index or when one or more Component Securities is

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[4]   The Index Provider to the Initial Funds is FTSE/KLD Research and Analytics, Inc.

[5]   Applicants represent that each Fund will invest at least 80% of its assets in the component
securities ("Component Securities") of its Underlying Index. In the case of Foreign Funds, at least 80%
of the Fund's assets will be invested in Component Securities and Depositary Receipts (as defined below)
representing such Component Securities. A Fund may invest up to 20% of its assets in cash and cash
equivalents, such as money market instruments or other types of investments not included in its
Underlying Index, but which the Advisor or Sub-Advisor believes will help the Fund track its Underlying
Index. "Depositary Receipts" will typically be American Depositary Receipts, as well as Global
Depositary Receipts and Euro Depositary Receipts.

[6]   All representations and conditions contained in the application that require a Fund to disclose
particular information in the Fund's Prospectus and/or annual report shall be effective with respect to the
Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission
in Investment Company Act Release No. 28584 (Jan. 13, 2009).

less liquid, illiquid or unavailable, a Fund may use a representative sampling strategy pursuant to which it will invest in some, but not all of the Component Securities of its Underlying Index.[7] Applicants anticipate that a Fund that utilizes a representative sampling strategy will not track the performance of its Underlying Index with the same degree of accuracy as an investment vehicle that invests in every Component Security of the Underlying Index with the same weighting as the Underlying Index. Applicants expect that each Fund will have an annual tracking error relative to the performance of its Underlying Index of less than 5 percent.

5.   The Funds will issue Creation Unit Aggregations in groups of 50,000 Fund Shares. Applicants expect that the initial price of a Creation Unit Aggregation will fall in the range of $1,000,000 to $2,000,000. All orders to purchase Creation Unit Aggregations must be placed with the Distributor, by or through a party that has entered into an agreement with the Distributor ("Authorized Participant"). The Distributor will be responsible for transmitting the orders to the Funds. An Authorized Participant must be either: (a) a broker-dealer or other participant in the continuous net settlement system of the National Securities Clearing Corporation, a clearing agency registered with the Commission, or (b) a participant in the Depository Trust Company ("DTC", and such participant, "DTC Participant"). Fund Shares of each Fund generally will be sold in Creation Unit Aggregations in exchange for an in-kind deposit by the purchaser of a portfolio of securities designated by the Advisor or Sub-Advisor to correspond generally to the price and yield performance of the relevant Underlying Index (the "Deposit Securities"), together with the deposit of a specified cash payment ("Balancing Amount," together with the Deposit Securities, the "Portfolio Deposit"). The Balancing Amount is an amount equal to the difference between (a) the net asset value ("NAV") (per Creation Unit

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7   Under the representative sampling strategy, the Advisor and any Sub-Advisor will seek to construct a Fund's portfolio so that its market capitalization, industry weightings, fundamental investment characteristics (such as return variability, earnings valuation and yield) and liquidity measures perform like

Aggregation) of a Fund and (b) the total aggregate market value (per Creation Unit Aggregation) of the Deposit Securities.[8] Each Fund may permit a purchaser of Creation Unit Aggregations to substitute cash in lieu of depositing some or all of the Deposit Securities if a Fund and the Advisor believe such method would reduce the Fund's transaction costs or enhance the Fund's operating efficiency.[9]

      6.   An investor purchasing or redeeming a Creation Unit Aggregation from a Fund will be charged a fee ("Transaction Fee") to prevent the dilution of the interests of the remaining shareholders resulting from costs in connection with the purchase or redemption of Creation Unit Aggregations.[10] The maximum Transaction Fees, and any variations or waivers thereof, will be disclosed in each Fund's Prospectus. The Distributor will be responsible for delivering the Fund's Prospectus to those persons purchasing Creation Unit Aggregations, and for maintaining records of both the orders placed and the confirmations of acceptance furnished. In addition, the

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those of the Underlying Index.

[8]   Each Fund will sell and redeem Creation Unit Aggregations only on a "Business Day," which is any day that a Fund is required to be open under Section 22(e) of the Act. Each Business Day, prior to the opening of trading on the Exchange (defined below), the list of names and the required number of shares of each security included in the current Portfolio Deposit and the Balancing Amount will be made available. Any national securities exchange (as defined in section 2(a)(26) of the Act) ("Exchange") on which Fund Shares are listed will disseminate, every 15 seconds during its regular trading hours, an amount per Fund Share representing the sum of the estimated Balancing Amount and the current value of the Deposit Securities.

[9]   Applicants state that in some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulations of certain foreign stock exchanges, for a Foreign Fund to operate exclusively on an "in-kind" basis. Applicants also note that when a substantial rebalancing of a Fund's portfolio is required, the Advisor might prefer to receive cash rather than in-kind securities so that the Fund may avoid transaction costs involved in liquidating part of its portfolio to achieve the rebalancing.

[10]   Where a Fund permits a purchaser to substitute cash in lieu of depositing a portion of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and the offer side of the market relating to such Deposit Securities.

Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Fund Shares.

7.   Purchasers of Fund Shares in Creation Unit Aggregations may hold such Fund Shares or may sell such Fund Shares into the secondary market. Fund Shares will be listed and traded on an Exchange. It is expected that one or more member firms of a listing Exchange will be designated to act as a specialist or a market maker (each, a "Market Maker") and maintain a market for Fund Shares trading on the listing Exchange. The price of Fund Shares trading on an Exchange will be based on the current bid/offer market. Fund Shares sold in the secondary market will be subject to customary brokerage commissions and charges.

8.   Applicants expect that purchasers of Creation Unit Aggregations will include institutional investors and arbitrageurs (which could include institutional investors). A Market Maker, in providing a fair and orderly secondary market for the Fund Shares, also may purchase Creation Unit Aggregations for use in its market-making activities. Applicants expect that secondary market purchasers of Fund Shares will include both institutional investors and retail investors.[11] Applicants expect that the price at which Fund Shares trade will be disciplined by arbitrage opportunities created by the option to continually purchase or redeem Creation Unit Aggregations at their NAV, which should ensure that Fund Shares will not trade at a material discount or premium in relation to their NAV.

9.   Fund Shares will not be individually redeemable, and owners of Fund Shares may acquire those Fund Shares from a Fund, or tender such Fund Shares for redemption to the Fund, in Creation Unit Aggregations only. To redeem, an investor will have to accumulate enough Fund Shares to constitute a Creation Unit Aggregation. Redemption orders must be placed by or

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[11]   Fund Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Fund Shares. DTC or DTC Participants will maintain records reflecting beneficial owners of Fund Shares.

through an Authorized Participant. An investor redeeming a Creation Unit Aggregation generally will receive (a) Portfolio Securities designated to be delivered for Creation Unit Aggregation redemptions on the date that the request for redemption is made ("Fund Securities")[12] and (b) a "Cash Redemption Payment," consisting of an amount calculated in the same manner as the Balancing Amount, although the actual amount of the Cash Redemption Payment may differ if the Fund Securities are not identical to the Deposit Securities on that day. An investor may receive the cash equivalent of a Fund Security in certain circumstances, such as if the investor is constrained from effecting transactions in the security by regulation or policy.

10. No Fund will be advertised or marketed or otherwise held out as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an "exchange-traded fund" or "ETF," "investment company" and "fund." All marketing materials that describe the features or method of obtaining, buying or selling Creation Unit Aggregations or Fund Shares, or refer to redeemability, will prominently disclose that Fund Shares are not individually redeemable and that the owners of Fund Shares may acquire or redeem Fund Shares from the Fund in Creation Unit Aggregations only. The same approach will be followed in the statement of additional information ("SAI"), shareholder reports and investor educational materials issued or circulated in connection with the Fund Shares. Each Fund will provide copies of its annual and semi-annual shareholder reports to DTC Participants for distribution to shareholders.

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[12] The Funds will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act of 1933. As a general matter, the Deposit Securities and Fund Securities will correspond pro rata to the securities held by a Fund, although Fund Securities received on redemption may not be identical to Deposit Securities deposited in connection with the purchase of Creation Unit Aggregations for the same day.

<u>Applicants' Legal Analysis</u>:

1.   Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act; under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act; and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general purposes of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

<u>Sections 5(a)(1) and 2(a)(32) of the Act</u>

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is

entitled to receive approximately the holder's proportionate share of the issuer's current net

assets, or the cash equivalent. Because Fund Shares will not be individually redeemable,

applicants request an order that would permit each Fund to issue Fund Shares that are

redeemable in Creation Unit Aggregations only. Applicants state that investors may purchase

Fund Shares in Creation Unit Aggregations and redeem Creation Unit Aggregations from each

Fund. Applicants state that because Creation Unit Aggregations may always be purchased and

redeemed at NAV, the market price of Fund Shares should not vary substantially from their

NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a

redeemable security, which is currently being offered to the public by or through a principal

underwriter, except at a current public offering price described in the prospectus. Rule 22c-1

under the Act generally requires that a dealer selling, redeeming or repurchasing a redeemable

security do so only at a price based on its NAV. Applicants state that secondary market trading

in Fund Shares will take place at negotiated prices, not at a current offering price described in a

Fund's Prospectus, and not at a price based on NAV. Thus, purchases and sales of Fund Shares

in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the

Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the

Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed

method of pricing Fund Shares. Applicants maintain that while there is little legislative history

regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been

designed to (a) prevent dilution caused by certain riskless-trading schemes by principal

underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) ensure an orderly distribution of investment company shares by eliminating price competition from dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6. Applicants believe that none of these purposes will be thwarted by permitting Fund Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Fund Shares do not directly involve Fund assets and will not cause dilution of an investment in Fund Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Fund Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because competitive forces will ensure that the difference between the market price of Fund Shares and their NAV remains narrow.

Section 22(e)

7. Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants state that settlement of redemptions for the Foreign Funds is contingent not only on the settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by Foreign Funds. Applicants state that delivery cycles currently practicable for transferring Fund Securities to redeeming investors, coupled with local market holiday schedules, will, in certain circumstances, require a delivery process longer than seven calendar days for Foreign Funds. Applicants request relief under section 6(c) of the Act from section 22(e) to permit Foreign Funds to pay redemption proceeds up to a maximum of 14

calendar days following the tender of a Creation Unit Aggregation of such Funds. Except as disclosed in a Foreign Fund's Prospectus and/or SAI, applicants expect that each Foreign Fund will be able to deliver redemption proceeds within seven days.[13]

8.   Applicants state that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the payment of redemption proceeds. Applicants assert that the requested relief will not lead to the problems that section 22(e) was designed to prevent. Applicants state that the SAI will disclose those local holidays in a given year where more than seven days will be needed to deliver redemption proceeds and the maximum number of days needed to deliver the proceeds. Applicants are not seeking relief from section 22(e) with respect to Foreign Funds that do not effect redemptions of Creation Unit Aggregations in-kind.

Section 12(d)(1)

9.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

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[13]   Rule 15c6-1 under the Exchange Act requires that most securities transactions be settled within three business days of the trade. Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may have under rule 15c6-1.

10.   Applicants request an exemption to permit management investment companies ("Investing Management Companies") and unit investment trusts ("Investing Trusts," and collectively with the Investing Management Companies, "Investing Funds") registered under the Act that are not sponsored or advised by the Advisor or any entity controlling, controlled by, or under common control with the Advisor and are not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Funds to acquire Fund Shares beyond the limits of section 12(d)(1)(A). Investing Funds do not include the Funds. In addition, applicants seek relief to permit the Distributor and any broker or dealer that is registered under the Exchange Act to sell Fund Shares to an Investing Fund in excess of the limits of section 12(d)(1)(B).

11.   Each Investing Management Company will be advised by an investment adviser within the meaning of section 2(a)(20)(A) of the Act (the "Investing Fund Advisor") and may be sub-advised by one or more investment advisers within the meaning of section 2(a)(20)(B) of the Act (each an "Investing Fund Sub-Advisor"). Any Investing Fund Advisor or Investing Fund Sub-Advisor will be registered under the Advisers Act. Each Investing Trust will be sponsored by a sponsor ("Sponsor").

12.   Applicants submit that the proposed conditions to the requested relief adequately address the concerns underlying the limits in sections 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees and overly complex fund structures. Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

13.   Applicants believe that neither the Investing Funds nor an Investing Fund Affiliate would be able to exert undue influence over the Funds.[14] To limit the control that an Investing Fund may have over a Fund, applicants propose a condition prohibiting an Investing Fund Advisor or a Sponsor, any person controlling, controlled by, or under common control with an Investing Fund Advisor or Sponsor, and any investment company and any issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by an Investing Fund Advisor or Sponsor, or any person controlling, controlled by, or under common control with an Investing Fund Advisor or Sponsor ("Investing Fund's Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Investing Fund Sub-Advisor, any person controlling, controlled by or under common control with the Investing Fund Sub-Advisor, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Advisor or any person controlling, controlled by or under common control with the Investing Fund Sub-Advisor ("Investing Fund's Sub-Advisor Group").

14.   Applicants propose other conditions to limit the potential for undue influence over the Funds, including that no Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that

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[14]   An "Investing Fund Affiliate" is an Investing Fund Advisor, Investing Fund Sub-Advisor, Sponsor, promoter, and principal underwriter of an Investing Fund, and any person controlling, controlled by, or under common control with any of these entities. A "Fund Affiliate" is an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

is an officer, director, member of an advisory board, Investing Fund Advisor, Investing Fund Sub-Advisor, employee or Sponsor of an Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Advisor, Investing Fund Sub-Advisor, employee, or Sponsor is an affiliated person (except that any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

15.   Applicants assert that the proposed conditions address any concerns regarding excessive layering of fees. The board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("independent directors or trustees"), will find that the advisory fees charged to the Investing Management Company are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. In addition, except as provided in condition 11, an Investing Fund Advisor or a trustee ("Trustee") or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received by the Investing Fund Advisor or Trustee or Sponsor or an affiliated person of the Investing Fund Advisor, Trustee or Sponsor, from a Fund in connection with the investment by the Investing Fund in the Fund. Applicants also state that any sales charges or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds set forth in Conduct Rule 2830 of the National Association of Securities Dealers ("NASD").[15]

16.   Applicants submit that the proposed conditions address the concern about complexity. Applicants note that no Fund may acquire securities of any investment company or

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[15]   Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD

company relying on sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in

section 12(d)(1)(A) of the Act except as permitted pursuant to rule 12d1-1 under the Act. To

ensure that Investing Funds comply with the terms and conditions of the requested relief from

section 12(d)(1), any Investing Fund that intends to invest in a Fund in reliance on the requested

order will enter into a written agreement with such Fund regarding the terms of such Investing

Fund's investment ("Participation Agreement") requiring the Investing Fund to adhere to the

terms and conditions of the requested order. The Participation Agreement also will include an

acknowledgement from the Investing Fund that it may rely on the requested order only to invest

in the Funds and not in any other investment company.

17.   Applicants also note that a Fund may choose to reject a direct purchase of Fund

Shares in Creation Unit Aggregations by an Investing Fund. To the extent that an Investing

Fund purchases Fund Shares in the secondary market, a Fund would still retain its ability to

reject purchases of Fund Shares made in reliance on the requested order by declining to enter

into the Participation Agreement prior to any investment by an Investing Fund in excess of the

limits of section 12(d)(1)(A).

Sections 17(a)(1) and (2) of the Act

18.   Section 17(a) of the Act generally prohibits an affiliated person of a registered

investment company, or an affiliated person of such a person ("Second-Tier Affiliate"), from

selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act

defines "affiliated person" to include (a) any person directly or indirectly owning, controlling or

holding with power to vote 5% or more of the outstanding voting securities of the other person,

(b) any person 5% or more of whose outstanding voting securities are directly or indirectly

owned, controlled or held with the power to vote by the other person, and (c) any person directly

Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

or indirectly controlling, controlled by or under common control with the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities.

19.   Applicants request an exemption from section 17(a) of the Act pursuant to sections 6(c) and 17(b) of the Act to permit persons to effectuate in-kind purchases and redemptions with a Fund when they are affiliated persons or Second-Tier Affiliates of the Funds solely by virtue of one or more of the following : (a) holding 5% or more, or in excess of 25%, of the outstanding Fund Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares of any other registered investment company (or series thereof) advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor.

20.   Applicants assert that no useful purpose would be served by prohibiting these types of affiliated persons from purchasing or redeeming Creation Unit Aggregations through "in-kind transactions." The procedures for both in-kind purchases and in-kind redemptions of Creation Unit Aggregations will be the same for all purchases and redemptions. Deposit Securities and Fund Securities will be valued in the same manner as Portfolio Securities. Therefore, applicants state that in-kind purchases and redemptions will afford no opportunity for the specified affiliated persons, or Second-Tier Affiliates, of a Fund to effect a transaction detrimental to other holders of Fund Shares. Applicants also believe that in-kind purchases and redemptions will not result in self-dealing or overreaching of a Fund.

21.   Applicants also seek relief from section 17(a) to permit a Fund that is an affiliated person of an Investing Fund to sell its Fund Shares to and redeem its Fund Shares from an Investing Fund, and to engage in the accompanying in-kind transactions with the Investing

Fund.[16] Applicants state that the terms of the transactions are fair and reasonable and do not

involve overreaching. Applicants note that any consideration paid by an Investing Fund for the

purchase or redemption of Fund Shares directly from a Fund will be based on the NAV of the

Fund.[17] Applicants believe that any proposed transactions directly between the Funds and

Investing Funds will be consistent with the policies of each Investing Fund. The purchase of

Creation Unit Aggregations by an Investing Fund directly from a Fund will be accomplished in

accordance with the investment restrictions of any such Investing Fund and will be consistent

with the investment policies set forth in the Investing Fund's registration statement. The

Participation Agreement will require any Investing Fund that purchases Creation Unit

Aggregations directly from a Fund to represent that the purchase of Creation Unit Aggregations

from a Fund by an Investing Fund will be accomplished in compliance with the investment

restrictions of the Investing Fund and will be consistent with the investment policies set forth in

the Investing Fund's registration statement.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the

following conditions:[18]

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[16]   Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Investing
Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Fund Shares or (b)
an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Fund
Shares to an Investing Fund may be prohibited by section 17(e)(1) of the Act. The Participation
Agreement also will include this acknowledgment.

[17]   Applicants believe that most Investing Funds will purchase Fund Shares in the secondary market
and will not purchase Creation Unit Aggregations directly from a Fund. However, the requested relief
would apply to direct sales of Creation Unit Aggregations by a Fund to an Investing Fund and
redemptions of those Fund Shares.

[18]   See note 6, supra.

ETF Relief

1.   Each Fund's Prospectus will clearly disclose that, for purposes of the Act, the Fund Shares are issued by the Funds, which are registered investment companies, and that the acquisition of Fund Shares by investment companies is subject to the restrictions of section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into a Participation Agreement with the Fund regarding the terms of the investment.

2.   As long as a Fund operates in reliance on the requested order, its Fund Shares will be listed on an Exchange.

3.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund's Prospectus will prominently disclose that Fund Shares are not individually redeemable shares and will disclose that the owners of Fund Shares may acquire those Fund Shares from the Fund and tender those Fund Shares for redemption to the Fund in Creation Unit Aggregations only. Any advertising material that describes the purchase or sale of Creation Unit Aggregations or refers to redeemability will prominently disclose that Fund Shares are not individually redeemable, and that owners of Fund Shares may acquire those Fund Shares from the Fund and tender those Fund Shares for redemption to the Fund in Creation Unit Aggregations only.

4.   The websites maintained for the Funds, which are and will be publicly accessible at no charge, will contain the following information, on a per Fund Share basis: (a) the prior Business Day's NAV and the mid-point of the bid-ask spread at the time of the calculation of NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV; and (b) data in chart format displaying the

frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

5.   Each Fund's Prospectus and annual report will also include: (a) the information listed in condition 4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per Fund Share basis for one, five and ten year periods (or life of the Fund): (i) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price, and (ii) the cumulative total return of the relevant Underlying Index.

6.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs.

Section 12(d)(1) Relief

7.   The members of an Investing Fund's Advisory Group will not control (individually or in the aggregate) any Fund within the meaning of section 2(a)(9) of the Act. The members of an Investing Fund's Sub-Advisor Group will not control (individually or in the aggregate) any Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding Fund Shares, an Investing Fund's Advisory Group or an Investing Fund's Sub-Advisor Group, each in the aggregate, becomes a holder of more than 25 percent of the Fund Shares, it will vote its Fund Shares in the same proportion as the vote of all other holders of the Fund Shares. This condition does not apply to the Investing Fund's Sub-Advisor Group if the Investing Fund Sub-Advisor or a person controlling, controlled by, or under common control with the Investing Fund Sub-Advisor acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

8.   No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or Investing Fund Affiliate and the Fund or Fund Affiliate.

9.   The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund's Advisor and any Investing Fund Sub-Advisor are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

10.   Once an investment by an Investing Fund in Fund Shares exceeds the limit in section 12(d)(1)(A)(i) of the Act, the board of directors or trustees of a Fund ("Board"), including a majority of the directors or trustees that are not "interested persons" within the meaning of section 2(a)(19) of the Act ("independent Board members"), will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (b) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser.

11.   An Investing Fund Advisor, Trustee or Sponsor will waive fees otherwise payable to it by the Investing Management Company or Investing Trust in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by the Fund under rule

12b-1 under the Act) received from a Fund by the Investing Fund Advisor or Trustee or Sponsor, or an affiliated person of the Investing Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Advisor, Trustee or Sponsor by the Fund, in connection with the investment by the Investing Management Company or Investing Trust in the Fund. Any Investing Fund Sub-Advisor will waive fees otherwise payable to the Investing Fund Sub-Advisor, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Advisor, or an affiliated person of the Investing Fund Sub-Advisor, other than any advisory fees paid to the Investing Fund Sub-Advisor or its affiliated person by a Fund, in connection with the investment by the Investing Management Company in a Fund made at the direction of the Investing Fund Sub-Advisor. In the event that the Investing Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

12.   No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

13.   The Board, including a majority of the independent Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting once an investment by an Investing Fund in the Fund Shares exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable

securities purchased during a comparable period of time in underwritings other than Affiliated

Underwritings or to a benchmark such as a comparable market index; and (c) whether the

amount of securities purchased by the Fund in Affiliated Underwritings and the amount

purchased directly from an Underwriting Affiliate have changed significantly from prior years.

The Board will take any appropriate actions based on its review, including, if appropriate, the

institution of procedures designed to assure that purchases of securities in Affiliated

Underwritings are in the best interests of shareholders.

14.   Each Fund will maintain and preserve permanently in an easily accessible place a

written copy of the procedures described in the preceding condition, and any modifications to

such procedures, and will maintain and preserve for a period not less than six years from the end

of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two

years in an easily accessible place, a written record of each purchase of securities in Affiliated

Underwritings once an investment by an Investing Fund in Fund Shares exceeds the limit of

section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the

identity of the underwriting syndicate's members, the terms of the purchase, and the information

or material upon which the Board's determinations were made.

15.   Before investing in a Fund in excess of the limits in section 12(d)(1)(A), the

Investing Fund and the Fund will execute a Participation Agreement stating, without limitation,

that their boards of directors or trustees and their investment advisers, and the Trustee and

Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their

responsibilities under the order. At the time of its investment in Fund Shares in excess of the

limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such

time, the Investing Fund will also transmit to such Fund a list of names of each Investing Fund

Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The Fund and the

Investing Fund will maintain and preserve a copy of the order, the Participation Agreement, and

the list with any updated information for the duration of the investment and for a period of not

less than six years thereafter, the first two years in an easily accessible place.

16.   Before approving any advisory contract under section 15 of the Act, the board of

directors or trustees of each Investing Management Company, including a majority of the

independent directors or trustees, will find that the advisory fees charged under such advisory

contract are based on services provided that will be in addition to, rather than duplicative of, the

services provided under the advisory contract(s) of any Fund in which the Investing Management

Company may invest. These findings and their basis will be recorded fully in the minute books

of the appropriate Investing Management Company.

17.   Any sales charges and/or service fees charged with respect to shares of an

Investing Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct

Rule 2830 of the NASD.

18.   No Fund will acquire securities of any investment company or companies relying

on sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A)

of the Act, except as permitted pursuant to rule 12d1-1 under the Act.

For the Commission, by the Division of Investment Management, under delegated

authority.

Florence E. Harmon
Deputy Secretary